June 24, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

Re: Boulder Total Return Fund, Inc.; Boulder Growth & Income Fund, Inc.; The Denali Fund, Inc.; First Opportunity Fund, Inc.
         Investment Company Act of 1940--Rule 17g-1(g)
         Bonding of Officers and Employees

         Boulder Total Return Fund, Inc. File No. 811-07390
         Boulder Growth & Income Fund, Inc. File No. 811-02328
         The Denali Fund, Inc. File No. 811-21200
         First Opportunity Fund, Inc. File No. 811- 04605

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the financial institution bond (the "Bond") in favor of the Boulder Total Return Fund, Inc., Boulder Growth & Income Fund, Inc., The Denali Fund Inc., and First Opportunity Fund, Inc. (the "Funds"), and resolutions relating to this Bond.

The term of the Bond is February 19, 2007 through February 19, 2010, and the premium for the Bond has been paid through February 19, 2010.

Note this is a joint policy amongst the Funds. The Funds have executed a Joint Insured Bond Agreement discussing ratable allocation of premiums and coverage proceeds. As of the date of this letter, the amount of coverage that would be applicable to each Fund individually would be as follows:

         Boulder Total Return Fund, Inc.              $750,000
         Boulder Growth & Income Fund, Inc.           $600,000
         The Denali Fund Inc.                         $525,000
         First Opportunity Fund, Inc.                 $750,000

Please call me at (303) 449-0426 if you have any questions.

Very truly yours,

/s/ Nicole L. Murphey

Nicole L. Murphey
Vice President and Assistant Secretary for the Funds

Enclosures

TRAVELERS
FINANCIAL INSTITUTION BOND
Standard Form No.14, Revised to October, 1987
ST. PAUL MERCURY INSURANCE COMPANY Bond No. 480PB0536 (Herein called
Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured): Principal Address:

BOULDER TOTAL RETURN FUND, INC. 2344 SPRUCE ST., SUITE A BOULDER, CO 80302

Item 2. Bond Period: from 12:01 a.m. on 02/19/2007 to 12:01 a.m. on 02/19/2010
                              (MONTH, DAY,YEAR) (MONTH,DAY,YEAR) standard time.

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $2,175,000

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $2 ,175, 000 and the Single Loss Deductible is $10,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")


                                                              Single Loss Limit of                Single
                                                              Liability                             Loss
Deductible
..
Amount applicable to:
 Insuring Agreement (D) -FORGERY OR ALTERATION                 $2,175,000                        $10,000
 Insuring Agreement (E) -SE CURITIE S                          $2,175,000                        $10,000
 Coverage on Partners                                          $                                 $
Optional Insuring Agreements and Coverages:
 (F)-COUNTERFEIT CURRENCY                                      $2,175,000                        $10,000
 COMPUTER SYSTEMS FRAUD                                        $2,175,000                        $10,000
 (N)-EXTORTION                                                 $                                 $
         -THREATS TO PERSON                                    $2,175,000                        $10,000
          -THREATS TO PROPERTY                                 $2,175,000                        $10,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: MAN1415 03-05, SR5109A 05-57, SR5935I 12-93, SR5956B 06-90, SR6003E 12-93, SR6100E 12-93, SR6196 12-93, SR6275 09-05,
MEL0008, MEL0667 10-02, MELl135 10-03, MEL2233 01-05, MEL4328 06-06




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



Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond{s) or policy(ies)
 No.(s) 103558885
such termination or cancelation to be effective as of the time this bond becomes effective.


/s/ Brian MacLean
President

/s/



TSB 5062b Ed. 10-87

Page 2 of 13 Copyright, The Surety Association of America, 1987

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:


INSURING AGREEMENTS


FIDELITY

     (A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent

          (a) to cause the Insured to sustain such loss; and

          (b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

     (B)(1) Loss of Property resulting directly from

          (a)  robbery,   burglary,   misplacement,   mysterious   unexplainable
          disappearance and damage thereto or destruction thereof, or

          (b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, While the Property is lodged or deposited within offices or premises located anywhere.

     (2) Loss or damage to

          (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

          (b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief Provided that

               (i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office and is liable for such loss or damage, and

               (ii) the loss is not caused by fire.

IN TRANSIT

     (C) Loss of property resulting directly from robbery, common-law or statutory larceny, theft, misplacement mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

          (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger, or

          (b) a Transportation Company and being transported in an armored vehicle, or

          (c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

               (i)  records, whether recorded in writing or electronically, and

               (ii) Certified  Securities  issued  in  registered  form  and not endorsed, or with restrictive endorsements, and

               (iii) Negotiable  Instruments  not  payable  to  bearer,  or  not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.





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Copyright, The Surety Association of America, 1987

FORGERY OR ALTERATION

     (D) Loss resulting directly from

          (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

          (2)  transferring,  paying  or  delivering  any funds or  Property  or establishing  any  credit  or  giving  any  value on the  faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

     (E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

          (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

               (a) Certificated Security,

               (b) Deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

               (c) Evidence of Debt,

               (d) Instruction to a Federal Reserve Bank of the United States, or

               (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States which

                    (i) bears a signature or any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

                    (ii) is altered, or

                    (iii) is lost or stolen;

          (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

          (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.


COUNTERFEIT CURRENCY


(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES -CONSOLIDATION, MERGER OR PURCHASE OF ASSETS -NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the






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



Insured shall not have such coverage as is afforded under this bond for loss which

          (a) has occurred of will occur in offices or premises,

          (b) has been caused or will be caused by an employee or employees of such insititution, or

          (c) has arisen or will arise out of the assets of liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

                    (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

                    (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

                    (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL - NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED -ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter,. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the


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Page 5 of 13

Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and {d) of Section 5 of this bond apply upon the entry of such judgment or occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of
Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.


CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1.  As used in this bond:

     (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

     (b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

     (c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

          (1) represented by an instrument issued in bearer or registered form;

          (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

          (3) either one or a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

     (d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

     (e) Employee means

          (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

          (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

          (3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

          (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

          (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting , however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

          (6) A Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

     (f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

     (g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

          (1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

               (a) the "net worth" of the Insured, which for the purposes of this bond, shall be



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

               deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

               (b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

          provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(I)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s) , then the Financial Interest in the Insured, as above defined. Of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

          (2)  as  respects   limited   partners   the  value  of  such  limited
          partner's(') investment in the Insured.

     (h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

     (i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not pain in accordance with its terms.

     (j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

     (k) Letter of Credit means an engagement in writing by a bank of or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

     (l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its currency.

     (m) Negotiable Instrument means any writing

          1.   signed by the maker or drawer; and

          2. containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

          3.   is payable on demand or at a definite time; and

          4.   is payable to order or bearer.

     (n)  Partner  means a natural  person  who

          1.   is a general partner of the Insured, or

          2. is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

     (o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

     (p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:






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

     (q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

     (r) Unvcertificated Security means a share, participation or other equity interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

          1. not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

          2.   of a type commonly dealt in on securities exchanges or markets;
              and

          3.   either one of a class or series or by its terms  divisible into a
               class  or  series  of  shares,   participations,   interests   of
               obligations.

     (s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

 EXCLUSIONS

Section 2. This bond does not cover:

     (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C) and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

     (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

     (d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

     (e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

     (f) loss resulting from any violation by the Insured or by any Employee

          1. of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

          2. of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;




TSB 5062b Ed. 10-87
Page 8 of 13
Copyright, The Surety Association of America, 1987

     (g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its recceiver or liquidator, to pay or deliver, on ` demand of the Insured, funds or Property of the Insured held by it in any capacity , except when covered under Insuring Agreements (A) or (B)(1)(a);

     (h) loss caused by an Employee, except when that when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property.

     (i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement A.

     (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A).

     (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management other cards

          1.   in obtaining credit or funds, or

          2. in gaining access to automated mechanical devises which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

          3. in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

     whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

     (l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written agreements or make credit card loans, except when covered under Insuring Agreement (A);

     (m) loss through the surrender of Property away from an office of the Insured as a result of a threat

          1. to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

          2.   to do damage to the premises or property of the Insured

     except when covered under Insuring Agreement (A);

     (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credit to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agremeent (A).

     (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

     (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agremeents (A), (E) or (F);

     (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

     (r) loss of Property while

          1.   in the mail, or

          2. in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

     Except when covered under Insuring Agreement (A).

     (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;



TSB 5062b Ed, 10-87
Copyright, The Surety Association of America, 1987
 Page 9 of 13

     (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

     (u) all fees, costs and expenses incurred by the Insured

          1. in establishing the existence of or amount of loss covered under this bond, or

          2. as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond.

     (v) indirect or consequential loss of any nature;

     (w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

     (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other reresentative of the same general character;

     (y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

     (z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

     (aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

     (a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

     (b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from



TSB 5062b Ed. 10-87
Page 10 of 13
Copyright, The Surety Association of America, 1987

     (a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

     (b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

     (c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

     (d) any one casualty or even not specified in (a), (b) or (c) preceding.

NOTICE/PROOF -LEGAL PROCEEDINGS AGAINST UNDERWRITER
Section 5.

     (a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

     (b) Within 6 months after such discovery , the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

     (c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

     (d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

     (e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

     (f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by anyone other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under the this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In the case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of the data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement
(B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987
Page 11 of 13

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT -SUBROGATION -RECOVERY -COOPERATION
Section 7.

     (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity the extent of the loss payment.

     (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefore against any person or entity to the extent of such payment.

     (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the stisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall notbe deemed a recovery as used herein.

     (d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

          1. submit to examination by the Underwriter and subscribe to the same under oath; and

          2.   produce for the Underwriter's  examination all pertinent records;
               and

          3. cooperate with the Underwriter in all matters pertaining to the loss. a.

     (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall nto exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property  (1) owned by the Insured,
(2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage


TSB 5062b Ed. 10-87
Page 12 of 13 Copyright,
The Surety Association of America, 1987
applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following: -(a) 60 days after days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in
Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.





In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.



TSB 5062b Ed. 10-87
Copyright, The Surety Association of America, 1987
Page 13 of 13

ENDORSEMENT

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING     DATE ENDORSEMENT OR *     EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND NO.            RIDER EXECUTED            12.01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND
480PBO536                   02/14/07                  02/19/07






TERRORISM  EXCLUSION ENDORSEMENT MAN1415 Ed. 3-05


In consideration of the premium charged, it is understood and agreed as follows:

1. The following definitions are added to this bond and are part of any definitions section that applies to all insuring agreements or insuring clauses of this bond:

Terrorism means:

     a. any actual or threatened act of force, violence or other danger against any persons, organizations or property;

     b. any actual or threatened act that interferes with or disrupts any electronic, communication, information or mechanical system; or

     c. anything done in preparation for committing any of such acts; provided that the act:

          a. intimidates or coerces, or appears to a reasonable person to be intended to intimidate or coerce, any government authority , any civilian population or any segment of any civilian population;

          b. disrupts, or appears to a reasonable person to be intended to disrupt, any segment of the economy; or

          c. appears to a reasonable person to be intended to further any political, philosophical, ideological, religious, social or economic objective.

The Described Total Incident Loss Amount means more than $25,000,000 in loss to all types of property of all affected persons or organizations that:

          a. is directly or indirectly caused by Terrorism; and

          b. is covered by any insurance, or would be covered by any insurance if any terrorism exclusion did not apply.

Such loss includes losses under any property or similar insurance that provides business interruption coverage for owners or occupants of the damaged property For purposes of determining The Described Total Incident Loss Amount, all acts of Terrorism that occur within a 72-hour period and that are related, or appear to a reasonable person to be related, by purpose or leadership shall be deemed to be one act of Terrorism.

Nuclear, Biological or Chemical Activity means any:

     a. nuclear reaction, nuclear radiation or radioactive contamination that is produced by or involves any nuclear weapon or device; or

     b. actual or threatened discharge, release, escape, seepage, migration, disposal or other presence of any biological or chemical pathogen or poison, or any radioactive material, if any of that discharge, release, escape, seepage, migration, disposal or oilier presence was intended to be involved in the Terrorism.




MANI415 Ed. 3-05
@ 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved
Page I of 2

2. The following exclusion is added to this bond and is part of any exclusions section that applies to all insuring agreements or insuring clauses of this bond:

This bond does not cover:

Loss resulting directly or indirectly from Terrorism, including anything done to hinder or defend against Terrorism, if the Terrorism:

     a. results in The Described Total Incident Loss Amount; or

     b. involves any Nuclear, Biological or Chemical Activity, regardless of whether the Terrorism results in The Described Total Incident Loss Amount.

Because Nuclear, Biological or Chemical Activity may involve nuclear materials, nuclear reaction, nuclear radiation, radioactive contamination or pollutants, this exclusion applies in addition to any nuclear-related or pollution-related exclusion that applies and is in or made part of this bond.



Nothing herein contained shall be held to vary ,alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned bond, other than as above stated.




By


INSURED MAN1415 Ed. 3-05
Page 2 of 2
@ 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PBO536 in favor of BOULDER TOTAL RETURN FUND, INC.


It is agreed that:

1. At the request of the Insured, the Underwriter ADDS the list of Insured under the attached bond the following: BOULDER GROWTH AND INCOME FUND, INC. FIRST FINANCIAL FUND, INC.

2. This rider is effective as of 12:01 a.m. on 02/19/2007






Accepted:






By:
ADDING OR DEDUCTING INSUREDS RIDER FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT INSURED CLAUSE OR RIDER, TO ADD OR DEDUCT JOINT INSUREDS.


INSURED
SR5109a Rev. 5-57
Copyright, The Surety Association of America, 1957

RIDER


To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PBO536 in favor of BOULDER TOTAL RETURN FUND, INC.

It is agreed that;

1. The Underwriter will mark its records to indicate that the Department of Member Firms of the New York Stock Exchange is to be notified promptly concerning substantial modification of the attached bond, or the cancelation of the attached bond as an entirety as provided under parts (a) and (b) of Section 12., or as to any Employee or Partner covered thereunder, whether such modification or cancelation be effected by notice from the Insured or the Underwriter, The Underwriter will use its best efforts to so notify said Department but failure to so notify said Department shall not impair or delay the effectiveness of any such modification or cancelation.

2. This rider shall become effective when the bond becomes effective. V



By



CANCELATION RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO.14, WHEN

ISSUED TO MEMBER FIRMS OF THE NEW

YORK STOCK EXCHANGE, TO PROVIDE FOR

NOTICE OF SUBSTANIAL MODIFICATIOIN OR CANCELATIONTO SUCH EXCHANGE.

INSURED


SR5769c Rev. 2-95
Copyright, The Surety Association of America, 1995

EXTORTION -THREATS TO PERSONS RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PB0536 in favor of BOULDER TOTAL RETURN FUND, INC.


It is agreed that:

1. The attached  bond is amended by deleting  the last line of Exclusion  (m) of
Section 2. and by substituting in lieu thereof the following:

"except with respect to (1) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion-Threats To Persons Insuring Agreement below, and with respect to (2) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion- Threats to Property Insuring Agreement ",hen added by rider to the attached bond. "

2. The attached bond is further amended by adding an additional Insuring Agreement as follows:

EXTORTION -THREATS TO PERSONS

Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do bodily harm to:

     (1) a director, trustee, Employee or partner of the Insured or to the proprietor (if the Insured be a sole proprietorship), or

     (2) a relative or invitee of any person enumerated in (1) above who was, or allegedly was kidnapped, anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist's demand to an associate, and (b) a reasonable effort has been made to report the extortionist's demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

SCHEDULE





3. The Single Loss Limit of Liability and Single Loss Deductible for the Extortion- Threats to Persons Insuring Agreement are the amounts shown on the Declarations Page, or amendment thereto.


4. This rider shall become effective as of 12:01 a.m. on 02/19/2007


Accepted:

By
Attorney-in-Fact

EXTORTION -THREATS TO PERSONS RIDER , FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14,15,24 AND 25, TO ADD EXTORTION -THREATS TO PERSONS COVERAGE IN FULL OR PARTIAL AMOUNT.

INSURED

SR5935I Rev. 12-93
Copyright, The Surety Association of America, 1993

EXTORTION -THREATS TO PROPERTY RIDER


To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PB0536 in favor of BOULDER TOTAL RETURN FUND, INC .

It is agreed that:

1. The attached  bond is amended by deleting  the last line of Exclusion  (m) of
Section 2 and by substituting-in lieu thereof the following:

"except with respect to (1) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion -Threats To Persons Insuring Agreement when added by rider to the attached bond, and with respect to (2) above, when covered under Insuring Agreement (A), or to the extent covered under the Extortion -Threats To Property Insuring Agreement below."

2. The attached bond is further amended by adding an additional Insuring Agreement as follows: EXTORTION -THREATS TO PROPERTY

Loss of Property surrendered away from an office of the Insured as a result of a threat communicated to the Insured to do damage to the premises or property of the Insured located anywhere (except as scheduled below), provided that prior to the surrender of such Property, (a) the person receiving the threat has made a reasonable effort to report the extortionist's demand to an associate, and (b) a reasonable effort has been made to report the extortionist's demand to the Federal Bureau of Investigation, or foreign equivalent thereof, and to local law enforcement authorities.

SCHEDULE






3. The Single Loss Limit of Liability and Single Loss Deductible for the Extortion -Threats to Property 1nsuring Agreement are the amounts shown on the Declarations Page, or amendment thereto.

4. This rider shall become effective as of 12 :01 a.m. on 02/19/2007





Accepted:


By



EXTORTION -THREATS TO PROPERTY RIDER FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25, TO ADD EXTORTION -THREATS TO PROPERTY COVERAGE IN FULL OR PARTIAL AMOUNT.

INSURED

SR6003e Rev .12-93
Copyright, The Surety Association of America, 1993

RIDER


To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PBO536 in favor of BOULDER TOTAL RETURN FUND , INC .

It is agreed that:

1. The attached bond is amended:

     a. be deleting the numbered paragraph beginning

     "each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor"

from the definition of "employee" in Section 1;

     b. by deleting the following from the second paragraph of Section 12: "or any partner, officer or employee of any Processor"


2. This rider shall become effective as of 12:01 a.m. on 02/ 19/2007




Accepted:





By


DELETE DATA PROCESSING COVERAGE '0; FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NOS. 14, 15, 24 AND 25, TO DELETE DATA PROCESSING COVERAGE.

INSURED

SR6100e Rev. 12-93
Copyright, The Surety Association of America, 1993

RIDER


To be attached to and form part of Financial Institution Bond, Standard Form No.14, No.480PBO536 in favor of BOULDER TOTAL RETURN FUND, INC.

It is agreed that:

1. The following is added to Section 2. Exclusions:

Loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

2 This Rider is effective as of 12:01 a.m. on 02/19/07





KNOWLEDGE OF PRIOR DISHONESTY RIDER
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FDRMS NOS. 14, 15, 24 AND 25.

REVISED SEPTEMBER, 2005.

SR 6275
Copyright, The Surety Associatjon Of America, 2005

RIDER


To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PBO536 in favor of BOULDER TOTAL RETURN FUND, INC.


It is agreed that:

1. The Extortion -Threats To Persons Insuring Agreement/Clause of the attached bond does not apply to loss due to the surrender of Property away from an office of the Insured as a result of a threat to do bodily harm to any person who performs duties for the Insured and is principally assigned for duty to an office of the Insured listed below, nor to the relatives or invitees of any such person.

Insured's Offices Excluded

INSURED'S OFFICES EXCLUDED



2. This rider shall become effective as of 12:01 a.m. on 02/19/2007



Accepted:




By



EXTORTION -THREATS TO PERSONS RIDER -BRANCH OFFICE EXCLUSION FOR USE WITH ANY FINANCIAL INSTITUTION BOND, TO EXCLUDE FROM COVERAGE , UNDER THE EXTORTION -THREATS TO PERSONS INSURING AGREEMENT/CLAUSE CERTAIN SPECIFIED LOCATIONS.

INSURED


SR5956b Rev. 6-90
Copyright, The Surety Association of America, 1990

RIDER/ENDORSEMENT


To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PBO536 in favor of BOULDER TOTAL RETURN FUND, INC.

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i) Property to be transferred, paid or delivered,

(ii) an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:


DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

          (1) computers with related peripheral components, including storage components wherever located,

          (2)  systems and applications software,

          (3)  terminal devices, and

          (4)  related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;



SR6196 Adopted 12-93




Page 1 of 2 Copyright,




The Surety Association of America, 1993

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.



EXCLUSIONS,



(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

          (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

          (2)  failure or breakdown of electronic data processing media, or

          (3)  error omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3. The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"


4. This rider shall become effective as of 12:01 a.m. on 02/19/2007 Accepted:




By



COMPUTER SYSTEMS FRAUD INSURING AGREEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

INSURED
SR6196 Adopted 12-93
Page 2 of 2
Copyright, The Surety Association of America,

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date

ATTACHED TO AND FORMING    DATE ENDORSEME1\"TOR      * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NQ  RIDER EXECUTED            12.01 A.M LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

480PB0536                  02/14/07                  02/19/07

* ISSUED TO
BOULDER TOTAL RETURN FUND. INC.


It is agreed that:


1. An additional paragraph, as follows, is inserted as the fourth paragraph of the Fidelity Insuring Agreement.


Audit Expense Coverage $ 25,000


Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees wherein such loss exceeds the Single Loss Deductible Amount applicable to Insuring Agreement (A). The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to anyone audit or examination is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4. of the Declarations.

2. The following paragraph is substituted for Section 2(u):

(u) all fees, costs and expenses incurred by the Insured

          (1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement

(A) entitled Audit Expense, or

          (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;


3. This rider is effective as of 12::01 a.m. on 02/ 19/2007




Nothing herein contained shall be held to vary , alter, waive, or extend any of the terms, conditions, provisions , agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

Audit Expense Coverage

By
Authorized Representative

INSURED MEL0667 Ed. 10-02
@ 2002 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING    DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.  RIDER EXECUTED             1201 AM LOCAL TIME AS  SPECIFIED IN THE BOND OR POLICY

480PB053 02/14/07           02/14/07                   02/19/07

* ISSUED TO

BOULDER TOTAL RETURN FUND, INC.

UNCOLLECTIBLE ITEMS OF DEPOSIT  MEL1135 10-03



It is agreed that:


1. The following is added to Item 3. of the DECLARATIONS of the attached bond;


However, the Aggregate Liability of the Underwriter during the Bond Period for losses covered under the UNCOLLECTED ITEMS OF DEPOSIT Insuring Agreement shall be $100,000


2. The following is added to Item 4. of the DECLARATIONS of the attached bond:


The Single Loss Limit of Liability for the UNCOLLECTED ITEMS OF DEPOSIT Insuring Agreement will be $100,000. The Single Loss Deductible for the UNCOLLECTED ITEMS OF DEPOS IT Insuring Agreement will be $10,000.

3. The following is added to the INSURING AGREEMENTS of the attached bond:


UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the Insured having credited an account of a customer, shareholder or subscriber on the faith of any items of deposit which prove to be uncollectible, if the crediting of such account causes the issuance, redemption or withdrawal of investment company shares from an investment company fund named as an Insured.

Provided however, that (a) items of deposit shall not be deemed uncollectible until the Insured's collection procedures have failed, (b) exchanges of shares between investment company funds with exchange privileges shall be covered hereunder only if all such investment company funds are insured by the Underwriter for uncollectible items of deposit and (c) the investment company fund shall have implemented and maintained a policy to hold items of deposit for the minimum number of days as shown in the schedule below before paying any dividend or permitting any withdrawal or redemption with respect to such items of deposit, other than exchanges between funds. Regardless of the number of transactions between funds in an exchange program, the minimum number of days an item of deposit must be held shall begin from the date the item of deposit was first credited to any such fund.


Schedule of Minimum Number of Days


 10 days


,

MEL1135 Ed. 10-03
@ 2003 The St. Paul Travelers Companies, Inc. All Rights Reserved

4. The following paragraph replaces Section 2(o) of the EXCLUSIONS:


(0) loss involving items of deposit which are not finally paid for any reason, including Forgery or any other!fraud, except when covered under the FIDELITY Insuring Agreement (A) or the UNCOLLECTIBLE ITEMS OF DEPOSIT Insuring Agreement;


5. This rider shall become effective as of 12:01 a.m. on 02/19/2007 standard time.





Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


By


Authorized Representative
INSURE

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Policy have the same inception date.



ATTACCHED TO AND FORMING   DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF POLICY NQ          RIDER EXECUTED             12:01 AM LOCAL TIME AS SPECIFIED IN THE POUCY

480PBO536                  02/14/07                   02/19/07

*ISSUED TO
BOULDER TOTAL RETURN FUND, INC.

COUNTERFEIT CURRENCY COVERAGE FOR ANY COUNTRY -AMEND INSURING AGREEMENT F

MEL2233 -Ed. 1/05 -For use with Form 14


It is agreed that:


1. Insuring Agreement F, COUNTERFEIT CURRENCY, is replaced with the following:
COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money issued or purporting to have been issued by any country.




Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By
Authorized Representative



INSURED
@ 2005 The St. Paul Travelers Companies, Inc. All Rights Reserved

The following spaces preceded by an (*) need not be completed if the endorsement or rider and the Bond or Policy have the same inception date.


ATTACHED TO AND FORMING    DATE ENDORSEMENT OR       * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO. RIDER EXECUTED            1201 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR
POLICY

480PB0536                  02/14/07                  02/19/07


 ISSUED TO
BOULDER TOTAL RETURN FUND, INC.



MULTI-YEAR (ANNUALIZED AGGREGATE) RIDER



For use with SAA Form 14



MEL4328 Ed. 6/06



It is agreed that:


1. ITEM 3. of the Declarations of the attached Bond is replaced by the following:

ITEM 3. The Annual Aggregate Liability of the Underwriter during each Annual Period of the Bond Period shall be $2 ,175,000

2. In Section 4. LIMIT OF LIABILITY of the Conditions and LIMITATIONS, the Aggregate Limit of Liability subsection and the Single Loss Limit of Liability subsection are replaced by the following:

Annual Aggregate Limit of Liability

The Annual Aggregate Limit of Liability shown in Item 3. of the Declarations shall apply separately to each consecutive Annual Period of the Bond Period shown in Item 2 of the Declarations. Annual Period means the period of one year following the inception date of the Bond Period shown in Item 2 of .the Declarations or any anniversary thereof. The Underwriter's total liability for all losses discovered during each Annual Period of the Bond Period shown in Item
2. of the Declarations shall not exceed the Annual Aggregate Limit of Liability shown in Item 3. of the Declarations. The Annual Aggregate Limit of Liability applicable to an Annual Period shall be reduced by the amount of any payment made under the terms of this Bond for loss discovered during such Annual Period. Upon exhaustion of an Annual Aggregate Limit of Liability by such payments:

          (a) The Underwriter shall have no further liability for loss or losses
     discovered   during  such  Annual  Period  regardless  of  whether  or  not previously reported to the Underwriter , and

          (b) With respect to loss or losses discovered during such Annual Period, the Underwriter shall have no obligation under General Agreement F. to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that such Annual Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

No Annual Aggregate Limit of Liability shall be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of
Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the applicable Annual Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the applicable Annual Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4. of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability .

3. Sub-part (e) of Section 12. TERMINATION OR CANCELATION of the CONDITIONS AND LIMITATIONS is replaced with the following:




@ 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved Page 1 of 2

(e) immediately upon exhaustion of any Annual Aggregate Limit of Liability, or

4. The CONDITIONS AND LIMITATIONS is amended by adding the following section:

NON-ACCUMULATION OF LIABILITY

Regardless of the number of years the attached Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under the attached Bond shall not be cumulative in amounts from year to year or from bond period to bond period.

5. Sub-part (c) of Section 7. ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION of the CONDITIONS AND LIMITATIONS is replaced with the following:

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Annual Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amounts. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

6. The first paragraph of Section 11.DEDUCTIBLE AMOUNT of the CONDITIONS AND LIMITATIONS is replaced with the following:

The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the applicable Annual Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.



Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
 INSURED
Page 2 of 2 @ 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

The StPaul

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PB0536 In favor of: BOULDER TOTAL RETURN FUND. INC.

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

                         VOICE INITIATED TRANSFER FRAUD

Loss resulting from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

     (1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such a transfer;

     (2) an individual person who is a Customer of the Insured ; or

     (3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1 ), (2) or (3) above, provided that

          (i) such voice instruction was electronically recorded by the Insured and required passwords(s) or code word(s) given; and

          (ii) if the transfer was in excess of $50.000. , the voice instruction was verified by a call back , according to a prearranged procedure.

In this Insuring Agreement:

(A) Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

(B) Funds means Money on deposit in an account.

2. In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Voice Initiated Transfer Fraud Insuring Agreement:

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Voice Initiated  Transfer  Insuring  Agreement
must  include   electronic   recordings  of  such  voice  instructions  and  the
verification callback, if such call was required.

3. This rider is effective as of 12:01 a.m. on 02/19/2007

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

Voice Initiated Transfer Fraud

MELOO08

By ,
Attorney-in-Fact

                                      RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PB0536 in favor of Boulder Total Return Fund, Inc.

It is agreed that:

1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the item(s) indicated below with an "X":

__ Item 2.  Bond Period: from 12:01 a.m. on             to 12:01 a.m. on
                                      (month, day, year)      (month, day, year)

__ Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $

X    Item 4.  Subject  to  Sections 4 and 11  hereof,
                the Single  Loss Limit of Liability is $2,550,000
                and the Single Loss Deductible is $0

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

Amount applicable to:                                         Single Loss Limit Single Loss
                                                                       Of Liability              Deductible

Insuring Agreement (D) -FORGERY OR ALTERATION                  $2,550,000                         $0
Insuring Agreement (E) -SECURITIES                             $2,550,000                         $0
Coverage on Partners (Form No.14 only)                         $                                  $
Optional Insuring Agreements and Coverages:
 (F) Counterfeit Currency                                      $2,550,000                         $0
Computer Systems Fraud                                         $2,550,000                         $0
(N)-Extortion                                                  $                                  $
       Threats To Person                                       $2,550,000                         $0
       Threats To Property                                     $2,550,000                         $0

2. This rider applies to loss sustained at any time but  discovered  after 12:01
a.m. on 10/26/2007

Accepted:
                                         By:      /s/___________________________
                                                      Attorney-in-Fact

AMEND DECLARATIONS PAGE- DISCOVERY
FORM
FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24 AND 25.
ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER.

                                     INSURED
SR6l50c Rev. 6-90
Copyright, The Surety Association of America, 1990

                                      RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PB0536 in favor of Boulder Total Return Fund, Inc.

It is agreed that:

1. At the request of the Insured, the Underwriter ADDS the list of Insured under the attached bond the following:

         BOULDER GROWTH & INCOME FUND, INC.
         FIRST FINANCIAL FUND, INC.
         THE DENALI FUND INC.


3.   This rider is effective as of 12:01 a.m. on 10/26/2007

Accepted:
                                         By:      /s/___________________________
                                                      Attorney-in-Fact

ADDING OR DEDUCTING INSUREDS RIDER
FOR USE WITH ALL FORMS OF BONDS
CONTAINING A JOINT INSURED CLAUSE OR RIDER,.
TO ADD OR DEDUCT JOINT INSUREDS.

                                     INSURED
SR5109a, Rev. 5-57
Copyright, The Surety Association of America, 1957

                                      RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No.14, No. 480PB0536 in favor of Boulder Total Return Fund, Inc.

It is agreed that:

1. The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the item(s) indicated below with an "X":

__  Item 2.  Bond Period: from 12:01 a.m. on        to 12:01 a.m. on
                                   (month, day, year)         (month, day, year)

__ Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $

X    Item 4.  Subject  to  Sections 4 and 11  hereof,
                  the Single Loss Limit of Liability is $2,625,000 and the Single Loss Deductible is $0

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.


Amount applicable to:                                         Single Loss Limit Single Loss
                                                                       Of Liability              Deductible

Insuring Agreement (D) -FORGERY OR ALTERATION                           $2,625,000                  $0
Insuring Agreement (E) -SECURITIES                                      $2,625,000                  $0
Coverage on Partners (Form No.14 only)                                  $                           $
Optional Insuring Agreements and Coverages:
 (F) Counterfeit Currency                                               $2,625,000                  $0
Computer Systems Fraud                                                  $2,625,000                  $0
(N)-Extortion                                                           $                           $
       Threats To Person                                                $2,625,000                  $0
       Threats To Property                                              $2,625,000                  $0

4. This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 1/17/08

Accepted:
                                         By:      /s/___________________________
                                                       Attorney-in-Fact

AMEND DECLARATIONS PAGE- DISCOVERY
FORM
FOR USE WITH FINANCIAL INSTITUTION BONDS,
STANDARD FORMS NOS. 14, 15, 24 AND 25.
ITEM 3 NOT TO BE CHANGED MID-TERM WITH THIS RIDER.

                                     INSURED
SR6l50c Rev. 6-90
Copyright, The Surety Association of America, 1990





------------------------------------------------------------------------------

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


                          Joint Insured Bond Agreement


THIS  AGREEMENT,  dated this 9th day of February,  2009,  between  Boulder Total
Return Fund Inc. ("BTF"), Boulder Growth & Income Fund, Inc. ("BIF"),First Opportunity Fund, Inc. (formerly known as First Financial Fund, Inc.) ("FF"), and The Denali Fund Inc. ("DNY") (each a "Fund").

                                    RECITALS

A. The parties hereto are registered managed investment companies under the Investment Company Act of 1940, as amended (the "1940 Act").

B. By the terms of Rule 17g-1 (the "Rule") promulgated by the Securities and Exchange Commission under the 1940 Act, each of the parties hereto is required to provide and to maintain in effect a bond against larceny and embezzlement by officers and employees having direct or indirect access to its funds and securities.

C. The parties (i) desire to use a joint insured bond because the premium for such a bond is less than the total premiums which would be applicable if each party obtained an individual bond, and (ii) intend to establish their relative rights and obligations with respect to the premiums, claims and other matters set forth herein.

D. A majority of those members of the board of directors of each of the parties hereto who are not "interested persons" of such party as defined by section 2(a)(19) of the 1940 Act (collectively, the "Non-Interested Directors"), have approved the portion of the premium payable by each party, after giving due consideration to all relevant factors, as required by the Rule.

E. The parties have determined that the allocation of the proceeds payable under the joint insured bond as set forth herein (which takes into account the amount of bond required for each party by the Rule if it maintained a single insured bond) is equitable.

NOW THEREFORE, the parties hereto, in consideration of the mutual covenants and promises contained herein, agree as follows:

1. Existing Bond. The parties presently have a bond in the face amount of $2,625,000 issued by The Travelers Insurance Company ("Travelers") insuring it against larceny and embezzlement of its securities and funds by persons who may, singly or jointly with others, have access, directly or indirectly, to such securities or funds that satisfied the requirements of the Rule (the "Joint Bond"). The Joint Bond names each Fund as an insured, and complies with the requirements for such bonds established by the Rule.

2. Amount. The amount of the Joint Bond represents, as of the date of this agreement, the amount of coverage required by the Rule based upon the assets of BTF, BIF, FF and DNY. The amount of the Joint Bond and the coverage of each Fund shall be adjusted from time to time to reflect changes in the amount of coverage required by the Rule and the addition of other jointly managed registered investment companies as insureds under the Joint Bond.

3. Ratable Allocation of Premiums. Each Fund has paid its respective premiums for the period through the Expiration Date. The foregoing allocation has been approved by the Non-Interested Directors of each Fund. After the Expiration Date, the premium for the Joint Bond shall be allocated to each Fund based on the proportion of the coverage provided for such Fund to the coverage provided for all Funds under the Joint Bond.

4.   Ratable Allocation of Proceeds.

     (a) If only one party is damaged in a single loss for which recovery is received under the Bond, the full amount of the Joint Bond may be used by such party, if doing so would not materially prejudice the remaining parties.

     (b) If more than one party is damaged in a single loss for which recovery is received under the Joint Bond, each party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify all parties, in which case:

          (i) Each party sustaining a loss shall first be allocated an amount equal to the lesser of its actual loss or the pro rata coverage of such party required under the Rule, based upon the same formula used to allocate premiums among the parties;

          (ii) Any remaining proceeds shall then be allocated to the party sustaining a loss not fully covered by the allocation under subparagraph (i); provided, however, if more than one party has sustained a loss not fully covered by the allocation under subparagraph (i), any remaining proceeds shall be allocated to each party based upon the same formula used to allocate premiums among the parties.

5. Claims and Settlements. Each party shall, within five days after the making of any claim under the Joint Bond, provide the other parties with written notice of the amount and nature of such claim. Each party effecting a settlement of any claim shall, within five days after the settlement, provide the other parties with written notice of the terms of settlement of any claim made under the Joint Bond by such party. If more than one party shall agree to a settlement of a claim made under the Joint Bond with respect to a single loss affecting them, notice of the settlement shall also include calculation of the amounts to be received under paragraph 5 hereof. The officers of each party designated as responsible for filing notices required by paragraph (g) of the Rule, as such Rule may be amended from time to time, shall give and receive any notice required hereby.

7. Termination. Any party may terminate this Agreement (except with respect to losses occurring prior to such withdrawal) by giving at least ten days written notice to the other parties. The party terminating the Agreement shall be removed as a named insured under the Joint Bond and shall be entitled to receive any portion of the premium specified under the Joint Bond that is refunded by the insurance company as a result of such party's election to terminate its participation under this Agreement. However, if all parties to this Agreement elect to terminate the Joint Bond, any premiums refunded by the insurance company issuing the Joint Bond shall be divided among the parties in proportion to the share of the total premium actually paid by the respective party.

8.   No Assignment. This agreement is not assignable.

9. Miscellaneous. The obligations of the each Fund are not personally binding upon, nor shall resort be had to the private property of, any of the directors, shareholders, officers, employees or agents of the Funds, but only the relevant Fund's property shall be bound. No Fund shall be liable for the obligations of any other Fund.

IN WITNESS WHEREOF, each of the parties hereto has duly executed this agreement as of the day and year first above written.

ATTEST:                                     BOULDER TOTAL RETURN FUND, INC.

/s/ Stephanie Kelley                        /s/ Carl D. Johns
---------------------                       -------------------------------
                                            Carl D. Johns
Secretary                                   Vice President


ATTEST:                                     BOULDER GROWTH & INCOME FUND, INC.

/s/ Stephanie Kelley                        /s/ Stephen C. Miller
---------------------                       ----------------------------------
                                            Stephen C. Miller
Secretary                                   President

ATTEST:                                     FIRST OPPORTUNITY FUND, INC.

/s/ Stephanie Kelley                        /s/ Stephen C. Miller
--------------------                        ----------------------------
                                            Stephen C. Miller
Secretary                                   President


ATTEST:                                     THE DENALI FUND INC.

/s/ Stephanie Kelley                        /s/ Stephen C. Miller
--------------------                        --------------------
                                            Stephen C. Miller
Secretary                                   President

      The Directors of the Boulder Growth & Income Fund, Inc., the Boulder
        Total Return Fund, Inc., the First Opportunity Fund, Inc. and The Denali Fund Inc. approved the following authorizations on February 9, 2009


Boulder Growth & Income Fund, Inc.

RESOLVED: That the renewal of the current fidelity bond coverage for the period from February 20, 2009 to February 19, 2010, which provides coverage in the aggregate amount of $2,625,000, (the "Bond"), is hereby approved; and further

RESOLVED: That it is the finding of the Board of Directors (the "Board") of the Boulder Growth & Income Fund, Inc. (the "Fund") at this meeting that the Bond covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio, and the nature of the securities in the Fund's portfolio; and further

RESOLVED: That it is the  finding of the  Board,  including  a  majority  of the
          Directors who are not "interested persons" of the Fund (the "Independent Directors") within the meaning of Section 2(a)(19) of the 1940 Act, that the Fund's participation in the arrangement, whereby the Boulder Total Return Fund, Inc., the First Opportunity Fund, Inc. and The Denali Fund Inc., are covered under the same Bond, is in the best interests of the Fund; and further

RESOLVED: That the Joint Bond Agreement between the Fund, the arrangement, whereby the Boulder Total Return Fund, Inc., the First Opportunity Fund, Inc. and The Denali Fund Inc., in substantially the form presented at this meeting, be and it hereby is approved; and further

RESOLVED: That the premium previously approved to be allocated to the Fund based on its proportionate share of the sum of the premiums that would have been paid if the bond coverage was purchased separately by such parties, be, and it hereby is, confirmed and found to be fair and reasonable and is authorized by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED: That the Bond be, and it hereby is approved by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED: That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

RESOLVED: That the Secretary or Assistant Secretary of the Fund shall make such filings concerning the Bond with the U.S. Securities and Exchange Commission (the "SEC") and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.

Boulder Total Return Fund, Inc.

RESOLVED: That the renewal of the current fidelity bond coverage for the period from February 20, 2009 to February 19, 2010, which provides coverage in the aggregate amount of $2,625,000, (the "Bond"), is hereby approved; and further

RESOLVED: That it is the finding of the Board of Directors (the "Board") of the Boulder Total Return Fund, Inc. (the "Fund") at this meeting that the Bond covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio, and the nature of the securities in the Fund's portfolio; and further

RESOLVED: That it is the  finding of the  Board,  including  a  majority  of the
          Directors who are not "interested persons" of the Fund (the "Independent Directors") within the meaning of Section 2(a)(19) of the 1940 Act, that the Fund's participation in the arrangement, whereby the Boulder Growth & Income Fund, Inc., the First Opportunity Fund, Inc. and The Denali Fund Inc., are covered under the same Bond, is in the best interests of the Fund; and further

RESOLVED: That the Joint Bond Agreement between the Fund, the arrangement, whereby the Boulder Growth & Income Fund, Inc., the First Opportunity Fund, Inc. and The Denali Fund Inc., in substantially the form presented at this meeting, be and it hereby is approved; and further

RESOLVED: That the premium previously approved to be allocated to the Fund based on its proportionate share of the sum of the premiums that would have been paid if the bond coverage was purchased separately by such parties, be, and it hereby is, confirmed and found to be fair and reasonable and is authorized by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED: That the Bond be, and it hereby is approved by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED: That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

RESOLVED: That the Secretary or Assistant Secretary of the Fund shall make such filings concerning the Bond with the U.S. Securities and Exchange Commission (the "SEC") and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.

First Opportunity Fund, Inc.

RESOLVED: That the renewal of the current fidelity bond coverage for the period from February 20, 2009 to February 19, 2010, which provides coverage in the aggregate amount of $2,625,000, (the "Bond"), is hereby approved; and further

RESOLVED: That it is the finding of the Board of Directors (the "Board") of the First Opportunity Fund, Inc. (the "Fund") at this meeting that the Bond covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio, and the nature of the securities in the Fund's portfolio; and further

RESOLVED: That it is the  finding of the  Board,  including  a  majority  of the
          Directors who are not "interested persons" of the Fund (the "Independent Directors") within the meaning of Section 2(a)(19) of the 1940 Act, that the Fund's participation in the arrangement, whereby the Boulder Total Return Fund, Inc., the First Opportunity Fund, Inc. and the Boulder Growth & Income Fund, Inc. are covered under the same Bond, is in the best interests of the Fund; and further

RESOLVED: That the Joint Bond Agreement between the Fund, the arrangement, whereby the Boulder Total Return Fund, Inc., The Denali Fund, Inc.. and the Boulder Growth & Income Fund, Inc., in substantially the form presented at this meeting, be and it hereby is approved; and further

RESOLVED: That the premium previously approved to be allocated to the Fund based on its proportionate share of the sum of the premiums that would have been paid if the bond coverage was purchased separately by such parties, be, and it hereby is, confirmed and found to be fair and reasonable and is authorized by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED: That the Bond be, and it hereby is approved by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED: That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

RESOLVED: That the Secretary or Assistant Secretary of the Fund shall make such filings concerning the Bond with the U.S. Securities and Exchange Commission (the "SEC") and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.

The Denali Fund Inc.

RESOLVED: That the renewal of the current fidelity bond coverage for the period from February 20, 2009 to February 19, 2010, which provides coverage in the aggregate amount of $2,625,000, (the "Bond"), is hereby approved; and further

RESOLVED: That it is the finding of the Board of Directors  (the "Board") of The
          Denali Fund, Inc. (the "Fund") at this meeting that the Bond covering officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the custody and safekeeping of the assets of the Fund's portfolio, and the nature of the securities in the Fund's portfolio; and further

RESOLVED: That it is the  finding of the  Board,  including  a  majority  of the
          Directors who are not "interested persons" of the Fund (the "Independent Directors") within the meaning of Section 2(a)(19) of the 1940 Act, that the Fund's participation in the arrangement, whereby the Boulder Total Return Fund, Inc., the First Opportunity Fund, Inc. and the Boulder Growth & Income Fund, Inc. are covered under the same Bond, is in the best interests of the Fund; and further

RESOLVED: That the Joint  Bond  Agreement  between  the Fund,  the  arrangement, whereby the Boulder Total Return Fund, Inc., the First Opportunity Fund, Inc. and the Boulder Growth & Income Fund, Inc., in substantially the form presented at this meeting, be and it hereby is approved; and further

RESOLVED: That the premium previously approved to be allocated to the Fund based on its proportionate share of the sum of the premiums that would have been paid if the bond coverage was purchased separately by such parties, be, and it hereby is, confirmed and found to be fair and reasonable and is authorized by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED: That the Bond be, and it hereby is approved by vote of a majority of the Board (all Directors voting) and separately by a majority of the Independent Directors; and further

RESOLVED: That the appropriate officers of the Fund be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may from time to time be necessary or appropriate in order to conform to the provisions of the 1940 Act and the rules and regulations under that Act; and further

RESOLVED: That the Secretary or Assistant Secretary of the Fund shall make such filings concerning the Bond with the U.S. Securities and Exchange Commission (the "SEC") and give such notices as required under paragraph (g) of Rule 17g-1 promulgated by the SEC under the 1940 Act.